Form NRSRO – Annual Certification

Exhibit 4: Organizational Structure

March 2023

Exhibit 4A – Organization of DBRS, Inc., Holding Companies and Material Affiliates



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Senior Management)



*   Solid line (——) indicates direct administrative reporting line.
    Dotted line (----) indicates secondary reporting line.
*   Blue text indicates the role is employed by Morningstar, Inc.
*   Black text indicates the role is employed by DBRS, Inc. or a registered affiliate

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Audit, Risk, Finance, Talent & Culture, Business Development, Information Security)



* Solid line (——) indicates direct administrative reporting line.
  Dotted line (- - - -) indicates secondary reporting line.
** Is accountable to the DBRS Group Boards of Directors.
• Blue text indicates the role is employed by Morningstar, Inc.
• Black text indicates the role is employed by DBRS, Inc. or a registered affiliate

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Groups)



*   Solid line (——) indicates direct administrative reporting line.
    Dotted line (----) indicates secondary reporting line.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Legal)



- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Compliance)



* Is accountable to the DBRS Group Boards of Directors.
- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of January 30, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 2

Name	Jurisdiction of Formation	Ownership Information
Corporate Fundamentals, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
DBRS, Inc.	US (Delaware)	Morningstar Ratings Holding Corp. owns 100%.
Morningstar Credit Information & Analytics LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Index Holding Corp	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Management LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Services LLC	US (Delaware)	Morningstar Investment Management LLC owns 100%.
Morningstar Ratings Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Research Services LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Pitchbook Data, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
Sustainalytics U.S. Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Commodity Data, Inc.	US (Illinois)	Morningstar, Inc. owns 100%.
Morningstar Credit Ratings, LLC	US (Pennsylvania)	DBRS, Inc. owns 100%.
ADL (Aust) Pty Limited	Australia	Morningstar Australasia Pty Limited owns 100%.
Ibbotson Pty Limited	Australia	Morningstar Australasia Pty Limited owns 100%.
Morningstar Australasia Pty Limited	Australia	Morningstar Direct Investments Pty Limited owns 100%.
Morningstar Direct Investments Pty Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Morningstar Group Australia Pty Limited	Australia	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Australia Limited	Australia	Ibbotson Pty Limited owns 100%.
Sustainalytics Australia Pty Ltd.	Australia	Sustainalytics Holding B.V. owns 100%.
Morningstar Brasil Informacoes Financeiras Ltda.	Brazil	Morningstar Holland B.V. owns 100%. (Note A)
DBRS Limited	Canada	Ratings Acquisition Corp. owns 100%.
Jantzi Research Inc.	Canada	Sustainalytics Holding B.V. owns 100%.
Morningstar Associates, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%
Morningstar Canada Group, Inc.	Canada	Morningstar Holland B.V. owns 100%.
Morningstar Research, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%
Ratings Acquisition Corporation	Cayman Islands	Morningstar Ratings Holding Corp. owns 100%.
Servicios Morningstar Chile Ltd.	Chile	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar (Shanghai) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar (Shenzhen) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar Finance (Cyprus) Limited	Cyprus	Morningstar Ratings Holding Corp. owns 100%.
GES Investment Services Denmark A/S	Denmark	GES International AB owns 100%.
Morningstar Danmark A/S	Denmark	Morningstar Danmark Holding ApS owns 100%.
Morningstar Danmark Holding ApS	Denmark	Morningstar Holland B.V. owns 100%.
Morningstar France Fund Information SARL	France	Morningstar France Holding SAS owns 100%.
Morningstar France Holding SAS	France	Morningstar Holland B.V. owns 100%.
Morningstar Investment Consulting France SAS	France	Morningstar France Holding SAS owns 100%.
Sustainalytics S.A.R.L.	France	Sustainalytics B.V. owns 100%.
DBRS Ratings GmbH	Germany	Ratings Acquisition Corp. owns 100%.
Moorgate Benchmarks GmbH	Germany	Moorgate Benchmarks Limited owns 100%.
Morningstar Deutschland GmbH	Germany	Morningstar Holland B.V. owns 100%.
Sustainalytics GmbH	Germany	Sustainalytics B.V. owns 100%.
Morningstar Asia Limited	Hong Kong	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Asia Limited	Hong Kong	Morningstar Investment Management LLC owns 100%.
WealthCraft Limited	Hong Kong	Morningstar Wealth (UK) Limited owns 100%
Morningstar India Private Limited	India	Corporate Fundamentals, Inc. owns 100%.
Morningstar Investment Adviser India Private Limited	India	Morningstar Investment Management LLC owns 100%.
DBRS Ratings GmbH, Branch India	India	DBRS Ratings GmbH, India Branch is a branch of DBRS Ratings GmbH.
Morningstar Italy, S.R.L.	Italy	Morningstar Holland B.V. owns 100%.
Ibbotson Associates Japan K.K.	Japan	Morningstar Investment Management LLC owns 100%.
Sustainalytics Japan Inc.	Japan	Sustainalytics Holding B.V. owns 100%.
Praemium International Limited	Jersey	Morningstar Wealth Portfolio Services Limited owns 100%

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of January 30, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 2 of 2

Name	Jurisdiction of Formation	Ownership Information
Morningstar Korea, Ltd.	Korea	Morningstar, Inc. owns 100%.
Morningstar Luxembourg S.a.r.l.	Luxembourg	Morningstar Holland B.V. owns 100%.
Investigaciones MS Mexico, S. de R.L. de C.V.	Mexico	Morningstar Holland B.V. owns 100%. (Note A)
Servicios MStar Global, S. de R.L. de C.V.	Mexico	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar Research Limited	New Zealand	Morningstar Direct Investments Pty Limited owns 100%.
Morningstar Norge AS	Norway	Morningstar Holland B.V. owns 100%.
GES Poland SP. Z.O.O.	Poland	GES International AB owns 100%.
Sustainalytics S.R.L.	Romania	Sustainalytics B.V. owns 100%.
Morningstar Investment Adviser Singapore Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Morningstar Research Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Sustainalytics Pte Ltd.	Singapore	Sustainalytics Holding B.V. owns 100%.
Morningstar Investment Management South Africa (Pty) Limited	South Africa	Morningstar Investment Management LLC owns 100%.
Morningstar Research (Proprietary) Limited	South Africa	Morningstar Holland B.V. owns 100%.
DBRS Ratings GmbH Sucursal en España	Spain	DBRS Ratings GmbH Sucursal en España is a branch of DBRS Ratings GmbH.
Morningstar Europe Services, S.L.	Spain	Morningstar Holland B.V. owns 100%.
Morningstar Network, S.L.	Spain	Morningstar Holland B.V. owns 100%.
GES International AB	Sweden	Sustainalytics Holding B.V. owns 100%.
Morningstar HoldCo AB	Sweden	Morningstar Holland B.V. owns 100%.
Morningstar Sweden AB	Sweden	Morningstar HoldCo AB owns 100%.
Morningstar Switzerland GmbH	Switzerland	Morningstar Holland B.V. owns 100%.
Morningstar Research Thailand Limited	Thailand	Morningstar, Inc. owns 100%. (Note B)
Morningstar Europe B.V.	The Netherlands	Morningstar, Inc. owns 100%.
Morningstar Holland B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics Holding B.V.	The Netherlands	Morningstar Holland B.V. owns 100%.
Morningstar (Dubai) Ltd.	United Arab Emirates	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration (DIFC Branch) Limited	United Arab Emirates	Morningstar Wealth Administration Limited owns 100%
DBRS Ratings Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Moorgate Benchmarks Limited	United Kingdom	Morningstar Index Holding Corp owns 100%.
Morningstar Europe Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Finance Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Investment Management Europe Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Real-Time Data Limited	United Kingdom	Morningstar UK Limited owns 100%.
Morningstar UK Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%
Morningstar Wealth EMA Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth Portfolio Services Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Wealth Retirement Services Ltd	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth Retirement Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth Trustee Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth (UK) Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%
PitchBook Data Limited	United Kingdom	PitchBook Data, Inc. owns 100%.
Plum Software Limited	United Kingdom	Morningstar Wealth (UK) Limited owns 100%
Smart Investment Management Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Smartfund Nominees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Sustainalytics UK Limited	United Kingdom	Sustainalytics B.V. owns 100%.
WM Pension Trustee Services Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%

Note A
Morningstar, Inc. owns less than 1% of this entity.

Note B
Corporate Fundamentals, Inc. and Morningstar Direct Investments each own less than 1%, respectively, of this entity.